UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-42757

BRBI BR Partners S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

3,732, Floor 28, CEP 04538-132

Avenida Brigadeiro Faria Lima

São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒   Form 40-F: ☐

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Parent Company and consolidated financial statements as of December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2026

BRBI BR Partners S.A.

	By:	/s/ Vinicius Carmona Cardoso
	Name:	Vinicius Carmona Cardoso
	Title:	Investor Relations Officer

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